JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Brazil Potash Corp. is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 13, 2025

CD Capital Asset Management Limited

By: /s/ Carmel Daniele
Carmel Daniele
Director

Carmel Daniele

By: /s/ Carmel Daniele